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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209
(No. and Street)

HUNTINGTON (City) NY (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD OH 631-757-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC
(Name – *if individual, state last, first, middle name*)

485 UNDERHILL BLVD., SUITE 100 (Address) SYOSSET (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MICHAEL N. TAGLICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAGLICH BROTHERS, INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD C. OH
NOTARY PUBLIC, State of New York
No. 52-5010493
Qualified in Suffolk County
Commission Expires March 29, ~~2000~~ 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAGLICH BROTHERS, INC.
DECEMBER 31, 2018

TABLE OF CONTENTS

PragerMetis

Prager Metis CPAs, LLC

485 UNDERHILL BOULEVARD
SUITE 100
SYOSSET, NY 11791

T 516.921.6480
F 516.921.6482

www.pragermetis.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statements") for the year then ended. In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Taglich Brothers, Inc.'s management. Our responsibility is to express an opinion on Taglich Brothers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Sates) (PCAOB) and are required to be independent with respect to Taglich Brothers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Prager Metis CPAs, LLC has served as Taglich Brothers, Inc.'s auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of October 1, 2018, had previously served as Taglich Brothers, Inc.'s auditors from 2011 through 2018.

Syosset, New York
February 22, 2019

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS:	
Cash	$ 940,721
Due from clearing broker	1,142,099
Securities, at fair value	338,215
Customer receivables, less allowance for uncollectibles of $42,000	1,838,823
Note receivable and accrued interest - related party - net of discount	42,480
Prepaid expenses and other assets	113,407
TOTAL ASSETS	**$ 4,415,745**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,639,287
Client advances - financial research	17,750
TOTAL LIABILITIES	2,657,037
CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding	130
Additional paid-in capital	844,277
Retained earnings	1,013,981
Treasury stock, 35 shares held at cost	(99,680)
TOTAL STOCKHOLDERS' EQUITY	1,758,708
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,415,745**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used to value allowance for doubtful accounts for website research.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a monthly basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") and other associated standards. Under the new standards, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted the new standards on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of that date. The Company determined that the effect of adopting the new standards to its retained earnings as of January 1, 2018 was immaterial.

The following table presents our total revenues separated for revenues from contracts with customers and other sources of revenues:

Revenues from contracts with customers:		
Private placement and investment banking income	$	4,832,861
Asset management fees		1,724,348
Financial advisory income		639,750
Commissions		362,297
Financial research and internet website listings		283,223
Total revenue from contracts with customers		7,842,479
Other sources of revenue:		
Principal transactions		90,542
Interest and dividend income		86,061
Total other sources of revenue		176,603
Total revenues	$	8,019,082

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing private debt. Beginning on January 1, 2018, private placement and investment banking income was recognized as revenue upon completion of the underlying transaction based on the terms of the agreement. Any expenses reimbursed by our clients are recognized as investment banking income.

Beginning on January 1, 2018, costs associated with these transactions were recognized when incurred. Prior to January 2018, such costs were deferred until the related revenue was recognized or the agreement was otherwise concluded.

Asset management fees: The Company earns asset management fees in connection with investment advisory services provided to various funds and accounts, which are managed evenly throughout the quarter. Management fees are determined at the beginning of the quarter based on the value of the account. The Company is currently recording one-third of the fee in each month of the quarter.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Commissions: The Company earns commission revenue by executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues are recognized at a point in time on the trade-date and are generally received on the settlement date.

Financial research and internet website listings: The Company enters into agreements with entities to provide research reports on its website so investors can make informed investment decisions. According to these agreements, the Company is obligated to post an initial research report and provide quarterly updates thereafter for each entity. Each entity remits an initial deposit and a monthly payment according to its related agreement. These payments are initially classified as deferred revenue, and are recognized as revenue as the research report is released for each entity.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2018.

Remaining performance obligations are services that the firm has committed to perform in the future in connection with its contracts with clients. The firm's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction. For the firm's asset management agreements, where fees are calculated based on the net asset value of the fund or separately managed account, future revenues associated with remaining performance obligations cannot be determined as such fees are subject to fluctuations in the market value of investments held by the fund or separately managed account.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $1,838,823 at December 31, 2018. The Company carries its customer receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. See Note 5.

Contract Costs
The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue
The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for federal and New York State purposes. As an S corporation, the Company is not subject to federal or New York State income taxes but is liable for state franchise taxes. Accordingly, no provision for federal and New York income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the stockholders. The Company also files returns in New York City on income sourced to New York City. An S corporation election has not been made as New York City does not recognize S corporations.

The Company accounts for New York City income taxes in accordance with FASB ASC 740 "Income Taxes." New York City income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2018, the Company had no material unrecognized tax benefits.

The Company files federal, New York State and New York City income tax returns. The Company is no longer subject to federal, New York State and New York City examinations by tax authorities for the years before 2015.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2019 the date the financial statements were issued. There were no significant subsequent events or transactions, which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $1,142,099 at December 31, 2018 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 1,159,736	$ -
Fees and commissions payable	-	17,637
	$ 1,159,736	$ 17,637

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - CUSTOMER RECEIVABLES

Customer receivables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2018, customer receivables related to the investment banking business consisted of cash payments due, unissued warrants, and preferred stock valued at $1,830,323. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement and were revalued as of December 31, 2018. The preferred stock was valued at stated value.

As of December 31, 2018, customer receivables related to the website research business was $50,500. The Company estimated an allowance for doubtful accounts related to the website research receivable to be $42,000 at December 31, 2018.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Level 1
Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 206,500	$ -	$ -	$ 206,500
Consumer goods	89,293	-	-	89,293
Industrial	21,700	-	-	21,700
Technology	15,720	-	-	15,720
Other	5,002	-	-	5,002
Total Common Stock	338,215	-	-	338,215
Total	$ 338,215	$ -	$ -	$ 338,215

7 - CONCENTRATIONS OF CREDIT RISK

Cash
The Company maintains its cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2018, the Company had $690,721 of cash in excess of FDIC insurance limits.

Customer Receivables and Total Revenue
Two customers accounted for 97% of net customer receivables at December 31, 2018. Of such amount, one customer accounted for approximately 69% of net customer receivables.

One customer accounted for approximately 15% of the Company's revenue, totaling $1,239,045 for the year ended December 31, 2018.

8 - RELATED PARTY TRANSACTIONS

Administrative Management and Occupancy Fees

The Company entered into an expense sharing agreement, and pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $247,950 and occupancy fees of $61,000 were incurred during the year ended December 31, 2018.

Commissions and Underwriting Income

The Company received commissions and underwriting income of $4,832,861 and monitoring fees of $420,000 during the year ended December 31, 2018 related to certain investment banking transactions in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised. The commissions and underwriting income are classified as part of private placement and investment banking income and the monitoring fees are classified as part of financial advisory income in the statement of operations.

Note Receivable

The Company received a $48,000 note receivable as partial payment for private placement services for an entity in which officers or certain employees of the Company are either stockholders or directors. The note bears interest at the rate of 1% per month and is payable in cash on the last day of each calendar month commencing June 30, 2018. The principal and any unpaid accrued interest are due on May 31, 2019. The note receivable is subordinate to senior debt of the entity. The note was valued and recorded at 70% of its face. The discount is being amortized to interest income over the term of the note receivable.

Note receivable and accrued interest net of discount at December 31, 2018 consisted of the following:

Note receivable	$	48,000
Less: discount on note receivable		(6,000)
Accrued interest income		480
	$	**42,480**

Interest income for the year ended December 31, 2018 totaled $3,360 and amortization of the discount totaled $8,400.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company has net capital of $1,358,184, which was $1,181,048 in excess of its minimum required net capital of $177,136. The Company's net capital ratio was 1.96 to 1.

10 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not match employee contributions.

11 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings, which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.